# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alignment Healthcare, Inc., CIK 0001832466
CUSIP: 01625V104
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 1100 W. Town and Country Road, Suite 1600, Orange, California (CA), 92868
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-258867
Filed by CIK 0001658396

## Reporting persons
- Warburg Pincus Private Equity XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus Private Equity XII-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus Private Equity XII-D, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus Private Equity XII-E, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- WP XII Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus XII Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus XII, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- WP Global LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus Partners II Holdings, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus Partners GP LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Warburg Pincus & Co.: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Alignment Healthcare, Inc.
Address of issuer's principal executive offices: 1100 W. Town and Country Road, Suite 1600, Orange, CA 92868

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, each of whom is referred to herein as a "Reporting Person" and together as the "Reporting Persons":

1. Warburg Pincus Private Equity XII, L.P. ("WP XII")

2. Warburg Pincus Private Equity XII-B, L.P. ("WP XII-B")

3. Warburg Pincus Private Equity XII-D, L.P. ("WP XII-D")

4. Warburg Pincus Private Equity XII-E, L.P. ("WP XII-E")

5. WP XII Partners, L.P. ("WP XII Partners")

6. Warburg Pincus XII Partners, L.P. ("Warburg Pincus XII Partners," and, together with WP XII, WP XII-B, WP XII-D, WP XII-E, and WP XII Partners, the "WP XII Funds")

7. Warburg Pincus LLC ("WP LLC"), a registered investment adviser and the manager of the WP XII Funds

8. Warburg Pincus XII, L.P. ("WP XII GP"), general partner of the WP XII Funds

9. WP Global LLC ("WP Global"), general partner of WP XII GP

10. Warburg Pincus Partners II, L.P. ("WPP II"), managing member of WP Global

11. Warburg Pincus Partners II Holdings, L.P. ("WPP II Holdings"), a limited partner of WPP II

12. Warburg Pincus Partners GP LLC ("WPP GP"), general partner of WPP II and WPP II Holdings

13. Warburg Pincus & Co. ("WP"), managing member of WPP GP
Address of principal business office or, if none, residence:
For all Reporting Persons:

450 Lexington Avenue
New York, New York 10017, U.S.A.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on each cover page.
Percent of class: See response to Item 11 on each cover page.
Sole power to vote or to direct the vote: See response to Item 5 on each cover page.
Shared power to vote or to direct the vote: See response to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Warburg Pincus Private Equity XII, L.P.: /s/ Harsha Marti, By: Warburg Pincus XII, L.P., its general partner By: WP Global LLC, its general partner By: Warburg Pincus Partners II, L.P., its managing member (02/14/2025)
- Warburg Pincus Private Equity XII, L.P.: /s/ Harsha Marti, By: Warburg Pincus Partners GP LLC, its general partner By: Warburg Pincus & Co., its managing member (02/14/2025)
- Warburg Pincus Private Equity XII-B, L.P.: /s/ Harsha Marti, By:Warburg Pincus XII, L.P., its general partner By: WP Global LLC, its general partner By:Warburg Pincus Partners II, L.P., its managing member (02/14/2025)
- Warburg Pincus Private Equity XII-B, L.P.: /s/ Harsha Marti, By: Warburg Pincus Partners GP LLC, its general partner By: Warburg Pincus & Co., its managing member (02/14/2025)
- Warburg Pincus Private Equity XII-D, L.P.: /s/ Harsha Marti, By: Warburg Pincus XII, L.P., its general partner By: WP Global LLC, its general partner By: Warburg Pincus Partners II, L.P., its managing member (02/14/2025)
- Warburg Pincus Private Equity XII-D, L.P.: /s/ Harsha Marti, By: Warburg Pincus Partners GP LLC, its general partner By: Warburg Pincus & Co., its managing member (02/14/2025)
- Warburg Pincus Private Equity XII-E, L.P.: /s/ Harsha Marti, By: Warburg Pincus XII, L.P., its general partner By: WP Global LLC, its general partner By: Warburg Pincus Partners II, L.P., its managing member (02/14/2025)
- Warburg Pincus Private Equity XII-E, L.P.: By: Warburg Pincus Partners GP LLC, its general partner By: Warburg Pincus & Co., its managing member, By: Warburg Pincus Partners GP LLC, its general partner By: Warburg Pincus & Co., its managing member (02/14/2025)
- WP XII Partners, L.P.: /s/ Harsha Marti, By: Warburg Pincus XII, L.P., its general partner By: WP Global LLC, its general partner By: Warburg Pincus Partners II, L.P., its managing member (02/14/2025)
- WP XII Partners, L.P.: /s/ Harsha Marti, By: Warburg Pincus Partners GP LLC, its general partner By: Warburg Pincus & Co., its managing member (02/14/2025)
- Warburg Pincus XII Partners, L.P.: /s/ Harsha Marti, By: Warburg Pincus XII, L.P., its general partner By: WP Global LLC, its general partner By: Warburg Pincus Partners II, L.P., its managing member (02/14/2025)
- Warburg Pincus XII Partners, L.P.: /s/ Harsha Marti, By: Warburg Pincus Partners GP LLC, its general partner By: Warburg Pincus & Co., its managing member (02/14/2025)
- Warburg Pincus LLC: /s/ Harsha Marti, Harsha Marti/Partner (02/14/2025)
- Warburg Pincus XII, L.P.: /s/ Harsha Marti, By: WP Global LLC, its general partner By: Warburg Pincus Partners II, L.P., its managing member (02/14/2025)
- Warburg Pincus XII, L.P.: /s/ Harsha Marti, By: Warburg Pincus Partners GP LLC, its general partner By: Warburg Pincus & Co., its managing member (02/14/2025)
- WP Global LLC: /s/ Harsha Marti, By: Warburg Pincus Partners II, L.P., its managing member By: Warburg Pincus Partners GP LLC, its general partner (02/14/2025)
- WP Global LLC: /s/ Harsha Marti, By: Warburg Pincus & Co., its managing member (02/14/2025)
- Warburg Pincus Partners II, L.P.: /s/ Harsha Marti, By: Warburg Pincus Partners GP LLC, its general partner By: Warburg Pincus & Co., its managing member (02/14/2025)
- Warburg Pincus Partners II Holdings, L.P.: /s/ Harsha Marti, By: Warburg Pincus & Co., its managing member (02/14/2025)
- Warburg Pincus Partners GP LLC: /s/ Harsha Marti, To Come (02/14/2025)
- Warburg Pincus & Co.: /s/ Harsha Marti, Harsha Marti/Partner (02/14/2025)
Comment: Exhibit 1 Joint Filing Agreement dated as of February 14, 2022, incorporated herein by reference to Exhibit 1 of statement on Schedule 13G filed by the Reporting Persons on February 14, 2022